Amendment No. 23
Thomaston Mills, Inc.
Class A and Class B securities
Cusip 884527 10 2
Contact name: R. B. Pamplin, R. B. Pamplin Corporation
900 SW Fifth Avenue, Suite 1800, Portland, OR 97204 503-248-1133
Date of event requiring filing: 12/30/98

Page 1 of 6 pages




Cusip 884527 10 2    SC13 D/A           page 2 of 6 pages

   Name of reporting person - Mount Vernon Mills, Inc.
                              ID#52-0422760
   Not applicable
   Not applicable


   1

                          Source of funds -  PF


                  1

                          Not applicable


                  1

                          Place of organization - USA
                  Sole voting power - Class A - 435,839 Class B - 151,656


                  1

                          Not applicable


                  1

                          Not applicable


                  1

                          Not applicable
                  Aggregate amount beneficially owned:
   Class A-435,839 Class B-151,656

12.Not applicable
   Percent of Class row 11. - Class A - 8.87% Class B - 9.30%
   Type of reporting person -     CO


   Name of person - Robert B. Pamplin SS###-##-####


   1

                          Not applicable
                  Not applicable
                  Source of funds -   PF
5. Not applicable
   Citizenship -   USA
   Sole voting power - Class A - 425,150 Class B - 10,662
   Not applicable
   Not applicable
10.Not applicable
   Aggregate amount beneficially owned - Class A - 425,150


   Class B - 10,662
12.Not applicable
   Percent of Class represented by 11. - Class A 8.66% Class B .00654% Type of reporting person - IN

1. Name of person - Christ Community Church-R.B.Pamplin, Jr. Pastor
                                            ID#93-0762161
   Not applicable
   Not applicable
   Source of Funds -   00 - gift
5. Not applicable
   Citizenship - USA
   Sole voting power - Class A - 101,045


   1

                          Not applicable
                  Not applicable
10.Not applicable
   Aggregate amount beneficially owned - Class A - 101,045
   Not applicable
   Percent of class represented by 11. - 2.06%
   Type of reporting person - CO- non-profit





Cusip 884527 10 2       SC  13 D/A      page 3 of 6 pages

   Name of reporting person -  Pamplin Foundation
                                    ID#93-6031259
2. Not applicable
3. Not applicable
   Source of funds -  00 - gift
5. Not applicable
   Citizenship - USA
   Sole voting power - Class A - 49,000


   1

                          Not applicable
9. Not applicable
10.Not applicable
   Aggregate amount owned - Class A - 49,000
12.Not applicable
   Percent of class represented by 11. -  Class A - 1%
   Type of reporting person - CO- non-profit

A Schedule 13-D was filed by the undersigned on June 8, 1984. This amendment is filed pursuant to rule 13d-2 to reflect changes in information previously reported.

Item 1. Security and Issuer.

Thomaston Mills, Inc. common stock, par value $10, Class A and Class B shares.

Item 2. Identity and Background

Mount Vernon Mills, Inc. (owned by R. B. Pamplin Corporation)
Suite 700, 1 Insignia Financial Plaza, Greenville, SC 29601
Manufacturer and distributor of textile products.
   Officers: Dr. R. B. Pamplin, Jr., Chairman and CEO
             Roger W. Chastain, President and CO
             E.G. Cochrane, II- Vice President, Secretary

Robert B. Pamplin
Suite 1800, 900 SW Fifth Avenue, Portland, OR 97204
Robert B. Pamplin is chairman of R. B. Pamplin Corporation.

Christ Community Church, R. B. Pamplin, Jr., Pastor
801 Terrace Drive, Lake Oswego, OR 97034
Christ Community Church is a non-profit Oregon corporation.

Pamplin Foundation
900 SW Fifth Avenue, Suite 1800, Portland, OR 97204
Pamplin Foundation is a non-profit Oregon Corporation supporting miscellaneous charitable, educational, religious, etc. programs.









Cusip 884527 10 2          SC 13 D/A    page 4 of 6 pages


Item 3. Source and Amount of Funds or Other Consideration.

The persons on whose behalf this filing is made may be considered to have formed a group within the meaning of SEC rule 13d-5 on June 8, 1984 so that the group would be deemed to have acquired the shares of common stock held by such persons on the date the group was formed. There was no consideration for any such acquisition. Shares of common stock shown herein to be owned individually by the persons listed in item 5 were either purchased for cash or received as a gift/contribution.

Item 4. Purpose of Transaction

The persons on whose behalf this filing is made are stockholders, directors or executive officers of Mount Vernon Mills, Inc. On June 8, 1984 when the number of shares of common stock held by such persons exceeded five percent of Thomaston Mills' outstanding common stock, such persons were not parties to any agreement to act together for the purpose of acquiring, holding, voting or disposing of common stock. However because of their relationships, the person holding shares of common stock might nevertheless have been considered to have agreed to so act. Accordingly, such persons on June 8, 1984 agreed to file this statement. Since June 8, 1984, such persons have from time to time discussed among themselves the desirability of purchasing additional common stock and of continuing to hold or dispose of their respective shares of common stock. Such persons expect such discussions to continue in the future and they also expect to discuss among themselves any matters which are submitted to a vote of the holders of common stock and to act together in voting their shares.

The persons on whose behalf this filing is made have acquired their shares of common stock for investment purposes. Such persons may from time to time purchase additional shares or sell shares owned by them, or to otherwise dispose of shares, when, and in the judgment of the holder the price of the common stock or other factors, such as the holder's liquidity requirements makes such a purchase or sale/disposal desirable. However, before any sales or substantial purchases of common stock, such persons intend to discuss the proposed sale/disposal or purchase among themselves.

Such persons have no present plans or proposals which relate to or would result in (i)an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Thomaston or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of Thomaston or any of its subsidiaries, (iii) any change in the present board of directors or management of Thomaston, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (iv) any material change in the present capitalization or dividend policy of Thomaston, (v) any other material change in Thomaston's business or corporate structure, (vi) changes in Thomaston's charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of Thomaston by any persons,







Cusip 884527 10 2            SC 13 D/A  page 5 of 6 pages

(vii) causing a class of securities of Thomaston to be delisted from a national exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of Thomaston becoming eligible for the termination of registration pursuant to section 12(g)4 of the Securities Exchange Act of 1934 or (ix) any action similar to any of those enumerated in (i) through (viii).


Item 5. - Interest in Securities of the Issuer

Mount Vernon Mills owns 435,839 Class A shares, 8.87%, and 151,656 Class B shares, 9.30%, and has sole voting power and sole investment power regarding these shares.

Robert B. Pamplin owns 425,150 Class A shares, 8.66%, and 10,662 Class B shares, .0065%, and has sole voting power and sole investment power regarding these shares.

Robert B. Pamplin, Jr. through Christ Community Church owns 101,045 Class A shares, 2.06%, and no Class B shares and has sole voting power and sole investment power regarding these shares.

Pamplin Foundation owns 49,000 Class A shares, 1%, and no Class B shares and has sole voting power and sole investment power regarding these shares.

Since the last amendment, the persons named in this item 5 have purchased the number of shares of common stock shown below on the dates and at the prices indicated:

Robert B. Pamplin bought Class A shares as follows: 2,700 shares on October 25, 1995 at a price of $12.50/share; 16,000 shares on
October 27, 1995 at $12.50/share; 10,000 shares on February 1, 1996 at $12/share; 12,000 shares on February 2, 1996 at $12/share; 7,800 shares on December 29, 1998 at $3/share; 1,000 shares on December 30, 1998 at $3/share; 1,000 shares on January 4, 1999 at $3/share; 14,000 shares on January 13, 1999 at $3/share; 65,000 shares on February 25, 1999 at $2.1875/share; 50,000 shares on March 2, 1999 at $2.25/share;
43,000 shares on March 4, 1999 at $2.375/share; 22,000 shares on March 5, 1999 at $2.375/share; and 49,000 shares on March 11, 1999 at
$2.50/share. Robert B. Pamplin bought Class B shares as follows: 2,100 shares on December 29, 1998 at $3/share and 2,500 shares on December 31, 1998 at $3/share.


Item 6. - Contracts, Arrangements, Understandings or Relationships with respect to securities of the issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in item 2 and between such persons and any person with respect to common stock, including but not limited to transfer or voting of common stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.




      Cusip 884517 10 2    SC 13 D/A        page 6 of 6 pages

      To the best of our knowledge, the information set forth in this SC 13 D/A is true, complete and correct.

      Dated March 12, 1999

      R. B. Pamplin, Jr., Chairman/CEO,            R. B. Pamplin
      Mount Vernon Mills, Inc.

      Christ Community Church                  Pamplin Foundation